Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on July 23, 2008. Shareholders voted to re-elect Robert E. Connor and John C. Maney, and to elect Diana L. Taylor as Trustees as indicated below:

								Withheld
 					Affirmative		Authority
Re-election of Robert E. Connor
Class III to serve until 2011		8,135,329		92,204
Re-election of John C. Maney
Class III to serve until 2011		8,147,594		83,939
Election of Diana L. Taylor
Class II to serve until 2010		8,147,969		83,564

Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV, R. Peter Sullivan II continue to serve as Trustees of the Fund.